UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE     ``
                                                             January 4, 2021



Maojun Zeng
Wanda Culture Holding Co., Ltd.
Room 1903, 19/F, Lee Garden One
33 Hysan Avenue, Causeway Bay, Hong Kong

         Re:      Wanda Sports Group Company Limited
                  Schedule TO-T
                  Schedule 13E-3
                  Filed on December 23, 2020 by Wanda Culture Holding Co., Ltd., et al.
                  File No. 005-91359

Dear Mr. Zeng:

       We have reviewed the above-captioned filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filings and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings, and any information you provide in response to these comments, we may have additional comments.

Schedule TO-T

Item 13. Information Required by Schedule 13E-3

1. Given that the cover page indicates that the transaction is subject to Rule 13e-3, and the filing fee has been paid based on an assessment that the transaction is subject to
Section 13(e), the
   reference under this line item to    Not applicable    appears to have been
made in error.
   Please revise to remove the implication the cited rule and section are inapplicable, or advise.

Exhibit (a)(1)(i)     Offer to Purchase

2. The legend required by Rule 13e-3(e)(1)(iii) has been printed in bold typeface on page five
   of the Offer to Purchase. This legend, however, must appear    on the
outside front cover
   page    of a disclosure document regulated under Rule 13e-3. Please revise.
 Maojun Zeng
C/o Wanda Culture Holding Co., Ltd.
January 4, 2021
Page | 2

SEC Deregistration, page 29

3. We note the estimated $7 million in annual cost savings expected to be achieved by virtue of the subject company no longer being required to file periodic reports pursuant to, or otherwise being required to comply with, the federal securities laws. Please identify the constituency expected to benefit from the annual savings in regulatory compliance-related costs. See Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

Financial Analyses of Deutsche Bank, page 32

4. Please advise us, with a view toward revised disclosure, how Parent and Purchaser complied with Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(2)-(5) and (c) of Regulation
   M-A. At present, this information does not appear to have been provided notwithstanding the inclusion of disclosure compliant with Item 1015(b)(6) of Regulation
M-A.

Position of Purchaser Regarding Fairness of the Going Private Transactions, page 35

5. Please revise to provide the fairness determination of Wanda Culture Holding Co., Ltd.
   While a joint filing is permissible, each affiliate must produce a fairness determination and otherwise comply with Rule 13e-3 and corresponding Schedule 13E-3. See Q & A # 5 in
   Exchange Act Release No. 17719 (April 13, 1981). In addition, in light of the disclosure provided under Item 13 of Schedule TO, please briefly confirm for us that each affiliate engaged in a Rule 13e-3 transaction has fully complied with Rule 13e-3(e)(1)(i) and (ii).

6. Section 13(e) and Rule 13e-3, by their terms, apply on a class-by-class basis and to each step
   of a multi-step transaction. See the definition of    Rule 13e-3 transaction
   in Rule 13e-
   3(a)(3) and the adopting release for Rule 13e-3, Release No. 34-16075 (August 2, 1979). At
   present, the fairness determination is expressed in terms of a position taken with respect to
   ostensibly undefined    Going Private Transactions    despite a disclosure
representing that a
   definition to the term exists. Please revise to conform the fairness determination to the standards set forth in the cited regulatory provisions with respect to only the tender offer. In addition, please provide us with a brief legal analysis as to whether or not a separate
   Schedule 13E-3 filing will be required for any transaction other than the instant tender offer.

7. Please revise to state the fairness of the transaction to unaffiliated security holders who do not tender. See Q & A # 19 in Exchange Act Release No. 17719 (April 13,
1981).

8. In reproducing the required fairness determination, please disclose whether the tender offer
   consideration is fair in relation to the issuer   s going concern value. See
Item 8 of Schedule
   13E-3, Item 1014(b) of Regulation M-A and Instruction 2 thereto. To the extent the affiliates did not consider going concern value, that fact must be disclosed and/or the affiliates may adopt an analysis produced by another party such as the financial advisor. See General
   Instruction E to Schedule 13E-3, which obligates the affiliates to provide any negative
   responses to Items 7-9, and Q&A   s 20-21 in Release No. 34-17719 (April 13,
1981).
 Maojun Zeng
C/o Wanda Culture Holding Co., Ltd.
January 4, 2021
Page | 3

9. Item 8 of Schedule 13E-3 and corresponding Item 1014(b) of Regulation M-A require each affiliate engaged in the Rule 13e-3 transaction to specifically address the factors upon which each relied in making the fairness determination required by Item 1014(a) of Regulation M-
   A. In order to comply with Item 1014(b), this    discussion must include an
analysis of the
   extent, if any, to which the filing person   s beliefs are based on the
factors described [in Item
   1014] (c), (d) and (e)       Negative responses are required pursuant to
General Instruction E
   of Schedule 13E-3. Please advise us where these required disclosures have been made, or produce them in the next amendment.

Effects of the Offer, page 38

10. Please revise to state, in dollar amounts and percentages, the interest of Wanda Culture
    Holding Co., Ltd. and Wanda Sports & Media (Hong Kong) Holding Co. Limited in the
    subject company   s net book value and net earnings before and after the
tender offer. See
    Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and corresponding Instruction 3.

Conditions of the Offer, pages 56-57

11. The disclosure in the last paragraph indicates:    The failure [ ] by
Purchaser [ ] to exercise
    any of its rights pursuant to [ ] the applicable rules and regulations of the SEC shall not be
    deemed a waiver of any such right       This statement suggests Purchaser
may become aware
    that a condition has been triggered or otherwise has become incapable of being satisfied, yet the Offer may proceed without a disclosure being made. As stated elsewhere in the Offer to
    Purchase, however, the offer materials must be amended to disclose material changes. If
    Purchaser becomes aware of any condition being    triggered    that would
enable termination
    of the Offer or otherwise cancel its obligation to accept tenders, and Purchaser elects to proceed with the Offer, we view that decision as being tantamount to a waiver of the condition and a material change to the Offer. To the extent the referenced
  rights    include
    those arising under the Offer to Purchase, please revise to avoid any inconsistency with
    respect to Purchaser   s stated understanding of its planned treatment of
material changes.

12. All conditions to the offer, except those dependent upon the receipt of government approvals,
    must be satisfied or waived before the offer   s expiration date. The
disclosure that    each such
    right shall be deemed an ongoing right which may be asserted at any time and from time to
    time    leaves open the possibility conditions may be asserted following
the offer   s expiration.
    In addition, similar disclosure exists with respect Purchaser   s ability
to waive conditions
    which, depending upon the materiality, may result in a material change. Please revise to clarify, if true, that all conditions will be satisfied or waived prior to
the offer   s expiration.

13. The conditions have been drafted to enable only the Purchaser, to the exclusion of Parent, to cancel its obligation to purchase tendered securities. Parent, however, is viewed as a co-
    bidder under Rule 14d-1(g)(2) and a co-Offeror under General Instruction
K.1 to Schedule
    TO. Consequently, Parent is, in effect, making an unconditional offer and would have no means of cancelling its obligation to accept tenders. Please revise or confirm that intention.
 Maojun Zeng
C/o Wanda Culture Holding Co., Ltd.
January 4, 2021
Page | 4

Fees and Expenses, pages 59

14. The disclosure provided does not appear to have been drafted in accordance with Item 10 of
    Schedule TO and corresponding Item 1007(c) of Regulation M-A. Please revise to provide a reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction, or advise.

Schedule 13E-3

Exhibit (c)(6)-(c)(7)

15. Disclosure in the associated Offer to Purchase at page 34 indicates Deutsche Bank Securities
    provided its materials    solely for the information of Purchaser.    This
representation may
    consequently limit reliance by any other person, including unaffiliated security holders. A disclaimer at the forefront of Exhibit (c)(6) similarly explains that written consent is needed as a prerequisite to the reproduction of any Deutsche Bank Securities materials and states the materials were otherwise prepared for the exclusive use of the recipient. Please include disclosure in the associated Offer to Purchase and/or these exhibits to remove the implication that unaffiliated security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Deutsche Bank Securities consents to the inclusion of such materials in this filing as well as the Schedule TO and that unaffiliated security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the
    following link as being necessary to clarify security holders    right to
rely on such materials.
    http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

                                         *       *      *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3266.


                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
and Acquisitions

cc: Mark S. Bergman, Esq.
Xiaoyu Greg Liu, Esq.